Exhibit 99.1

Silicon Motion Technology Corporation Announces Upgrade of Listing to the NASDAQ Global Select Market

Monday July 23, 2007

TAIPEI, Taiwan, July 23 /Xinhua-PRNewswire-FirstCall/ — Silicon Motion Technology Corporation (Nasdaq: SIMO), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that The Nasdaq Stock Market has approved the listing of the Company’s ADSs on the Nasdaq Global Select Market (“Global Select Market”). The ADSs will be transferred from the Nasdaq Global Market to the Global Select Market by the opening of business on July 23rd, 2007 EST.

Silicon Motion believes its shareholders will benefit from the listing transfer because the Global Select Market is Nasdaq’s top tier marketplace and it has financial and corporate governance listing standards that are more stringent than any exchange in the world.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets universally compatible, high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is our significantly larger business and is composed of microcontrollers, also commonly known as controllers, used in NAND flash memory storage products such as flash memory cards, USB flash drives and card readers. These flash memory storage products are widely used by consumers to store data on multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices and personal multimedia players, and notebook and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs and electronics toll collection RF ICs, which became our new product line as a result of our recent acquisition of FCI.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate, “ “predict, “ “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming
Vice President
Christensen
Tel: 917 412 3333
Email: tfleming@ChristensenIR.com